Correspondence

                                 Pure Bioscience
                               1725 Gillespie Way
                               El Cajon, CA 92020

June 30, 2006

BY FACSIMILE to 202 772 9217
AND EDGAR
----------------------

Ms. Jennifer Hardy
Mr. Andrew Schoeffler
Securities And Exchange Commission
100 F. Street N.E.
Mail Stop 7010
Washington, D.C.  20549

         Re:      Pure Bioscience
                  Registration Statement on Form SB-2
                  File No. 333-133500

Dear Ms Hardy and Mr. Schoeffler:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pure Bioscience (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Friday, July 7, 2006, or at such later time as the Company may request by telephone to the Commission.

     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any member of the Staff has comments or questions, please contact our counsel Dennis Brovarone, at 303 466 4092.

                                       Very truly yours,

                                       Pure Bioscience

                                       By /s/ Michael L. Krall
                                          ------------------------------
                                              Michael L. Krall, President


cc:     Dennis Brovarone, Esq.